Exhibit 31.2

OFFICERS’ CERTIFICATE

The undersigned, Carla Anita Kneipp, Vice President and Treasurer, and Robert McRae, Assistant Treasurer, of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”), hereby certify pursuant to Section 3.06 of the Transition Property Servicing Agreement, dated as of December 16, 2005, between CenterPoint Energy Transition Bond Company II, LLC (“TBC II”), as Issuer, and CenterPoint Houston, as Servicer (the “Agreement”) that

(i)	a review of the activities of the Servicer during the period January 1, 2015 through December 31, 2015 and of its performance under the Agreement has been made under our supervision, and

(ii)	to the best of our knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.

March 30, 2016	/s/ Carla Anita Kneipp
Date	Carla Anita Kneipp
Vice President and Treasurer

March 30, 2016	/s/ Robert McRae
Date	Robert McRae
Assistant Treasurer